S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 2-08

  March 3, 2008

ADVANCE ROYALTY PAYMENT MADE ON LOS ZORROS PROPERTY, CHILE

SAMEX has made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Company’s Los Zorros property in Chile.  The royalty payment is the first of five identical payments that are payable annually for the next four years.  The Company purchased the 209 hectares of mineral concessions in 2006 pursuant to the “Hochschild Option”.  The concessions cover several old small gold workings that exhibit strong potential for the discovery of new resources.

Over several years SAMEX has accumulated more than 7,800 highly prospective hectares of mineral concessions at Los Zorros, which the Company has grouped into seven separate “Exploration Areas”.  The exploration objective at Los Zorros is the discovery of gold, silver and/or copper deposits.  Below is a brief review of several targets within the Los Zorros property:

NORA High-Grade Gold Target where the Company’s Phase I drilling program made a high-grade gold intersection of 15.96 grams/mt gold over 7.66 meters.  Trenching in the Nora area also exposed significant intervals of anomalous gold; Trench TN-9 exposed 130.6 meters with a weighted average of 0.757 grams/mt gold, Trench TN-2 had 90.0 meters with a weighted average of 0.428 grams/mt gold, and Trench TN-3 exposed 117.0 meters with a weighted average of 0.558 grams/mt gold (previously announced in News Release No. 2-05 dated April 5, 2005).

Milagro Mine Gold Target where Phase I drilling intersected gold-mineralized mantos with a gold content ranging from 1.240 grams/metric tonne to 4.140 grams/mt and averaging 2.579 grams/mt gold along with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05 dated January 21, 2005).

Milagro Pampa Target where a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver content was discovered during Phase I drilling.  This suggests that Milagro Pampa may be near the center of an important porphyry mineralizing source (previously reported in News Release No. 14-05 dated December 16, 2005).

San Pedro Mine Gold Target where a small open-pit gold mine within a breccia body was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples (previously reported in NR 1-04 dated March 25, 2004).

La Florida Gold Target where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05 dated January 21, 2005).

The Los Zorros project area contains numerous large and geologically diverse gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  While we continue our main operational focus on the INCA project, SAMEX is also in the early stages of planning a follow-up phase II exploration program at Los Zorros.

“Jeffrey Dahl”, President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.